Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street  |  San Francisco, CA 94105-2228  |  tel 415.983.1000  |  fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

October 23, 2009

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Pamela Long
Assistant Director

Re:	REG Newco, Inc.
Amendment No. 1 to Registration Statement on Form S-4 Filed October 5, 2009 File No. 333-161187

Dear Ms. Long:

REG Newco, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its the letter to Registrant dated October 19, 2009. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Amendment No. 1 to Registration Statement on Form S-4

General

1	We note your response to comment one in our letter dated September 4, 2009, particularly your statement in paragraph (b) that “[t]he shares of the Registrant’s common stock have substantially the same rights, preferences and privileges as the membership units of each of the constituent companies and, as such, are an equivalent equity interest to the membership units of each of the constituent companies.” Please provide us with a detailed analysis as to why you believe the common stock offered as consideration to the security holders has substantially the same rights as the membership units being acquired. In this regard, we note your discussion of the material differences between the securities in the “Comparison of Rights of Newco Stockholders and CIE, WIE and Blackhawk Unitholders” section of the prospectus and would expect that the requested analysis address these differences.

October 23, 2009

Response: The Registrant respectfully submits that an analysis of the material differences between the securities described in the section entitled “Comparison of Rights of Newco Stockholders and CIE, WIE and Blackhawk Unitholders” is not required pursuant to Rule 13e-3(g)(2)(i). Rule 13e-3(g)(2)(i) provides that the equity security being offered or received in the transaction must have “substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction. . . except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock.” (emphasis added) In each of the consolidation transactions, the unaffiliated security holders are being offered a combination of common stock and preferred stock, which is the same consideration being offered to the affiliated holder. The shares of the Registrant’s preferred stock that will be issued in each of the consolidation transactions are enhanced equity interests in accordance with Question 112.01 of the Commission’s Rule 13e-3 Compliance and Disclosure Interpretations as the rights, preferences and privileges afforded to a holder of the Registrant’s preferred stock are superior to those associated with the membership units of the constituent companies. In addition to the enhanced equity securities, each unaffiliated holder will also be receiving common stock. As such, the requirement that the equity security have substantially the same rights is deemed satisfied pursuant to Rule 13e-3(g)(2)(i).

The Registrant respectfully refers the Staff to its response to comment #1 in its letter dated October 5, 2009 for its analysis of each of the other requirements of the exemption provided by Rule 13e-3(g)(2).

Comparative Per Share Data, page 8

2.	We appreciate your response to prior comment 46 and note your omission of REG’s earnings per share in their historical financial statements pursuant to the scope paragraph of SFAS 128; however, historical and pro forma per share information are required for REG in accordance with Item 3(f) of Form S-4. Please revise your table accordingly.

Response: The Registrant has added the requested disclosure to the Comparative Per Share Data table on page 9.

Questions and Answers About the Consolidation and the Special Meetings, page 10

Is each consolidation transaction contingent upon the consummation of the other consolidation transactions?, page 13

3.	We appreciate your response to prior comment 9; however, given the possible scenarios that can result from the consolidation transaction that is being voted upon and the requirement in Item 14(b)(11) of Schedule 14A to provide pro forma information relating to each transaction being voted upon, we believe that certain additional pro forma information should be provided. In this regard, please expand your table on page 9 to provide the information required by Item 3(f) of Form S-4 for each of the other six scenarios you have identified.

October 23, 2009

Response: The Registrant has added the requested disclosure to the Comparative Per Share Data table on page 9.

“Newco may be obligated to redeem Newco Series A Preferred Stock beginning in 2013”, page 33

4.	Please revise your document to show the per share redemption price of the Newco Series A Preferred Stock as $13.75.

Response: The Registrant has revised the risk factor on page 33.

Unaudited Pro Forma Financial Information, page 36

General

5.	Since Blackhawk is consolidated by REG, please consider eliminating the historical Blackhawk column in your pro forma financial statements and only presenting the pro forma adjustments necessary to effect the acquisition.

Response: The Registrant has revised its pro forma financial statements to eliminate the historical Blackhawk column in the pro forma financial statements and provided additional disclosure to the introduction to the unaudited financial statements on page 37.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 38-39

6.	Please revise your pro forma statements of operations to reflect the shares issued in connection with the consolidation transaction for each entity in its respective pro forma adjustments column.

Response: The Registrant has revised its pro forma statements of operations on page 39 to include the shares issued in connection with the consolidation transactions for each entity.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, Rage 40

7.	We appreciate your response to prior comment 14; however, please eliminate the Newco pro forma adjustments column as those adjustments should be presented in the constituent entity pro forma adjustments columns. For example, the issuance of Newco common stock to the Blackhawk should be reflected in the Blackhawk Pro Forma Adjustment column. In addition, Newco’s issuance of its redeemable preferred stock to REG should be shown in the REG Pro Forma Adjustments column along with the elimination of REG’s historical preferred stock, with both adjustments on a gross basis.

Response: The Registrant has revised its pro forma balance sheet on page 41 to eliminate the Newco pro forma adjustments column and presented the adjustments on a gross basis in the constituent companies’ pro forma adjustment columns.

October 23, 2009

8.	Please revise to include the necessary pro forma adjustments for Newco’s issuance of its preferred shares to each of Blackhawk, CIE and W1E or clarify why such adjustments are not necessary.

Response: The Registrant notes it has revised its pro forma balance sheet on page 41 to reflect Newco’s issuance of its preferred shares to each of the constituent companies.

9.	It is not clear to us why you show members’ equity of Blackhawk, CIE and WIE in the non-controlling interest balance sheet line item. In this regard, please revise your pro forma balance sheet to show the members’ equity section of each of these entities as provided in their historical balance sheets. Please also revise your related footnotes accordingly.

Response: The Registrant has revised its pro forma balance sheet on page 41 to present members’ equity as provided in each constituent companies’ historical balance sheets and made the necessary revisions to the footnotes.

Notes to the Pro Forma Condensed Consolidated Financial Statements, page 41

General

10.	We note your response to prior comment 16; however, please also include a comprehensively detailed footnote to your pro forma earnings per share which discloses the information that would be required by paragraph 40 of SFAS 128. Additionally, please tell us if the Newco Series A convertible preferred stock is a participating security and how, if so, they have been considered in your computation of pro forma earnings per share as provided in paragraphs 60-61 of SFAS 128.

Response: The Registrant has revised footnote (b) to its pro forma financial statements in response to the Staff’s comment. The Registrant notes that the Registrant’s Series A Preferred Stock is a participating security as it may participate in undistributed earnings with common stockholders according to a predetermined formula. In accordance with SFAS 128 paragraph 61 and EITF 03-6 Issue 7 basic earnings per share was computed using the two-class method. In making this computation the dividends accrued on the Series A Preferred Stock during the periods presented were deducted from net income to arrive at undistributed earnings available to common stockholders. The Series A Preferred Stock does not contain additional rights to share in the undistributed earnings of Newco beyond the established rate of $0.88 per annum. Consistent with Issue 6 of EITF 03-6 the Series A Preferred Stock was not included in the computation of diluted earnings per share as the effect would have been anti-dilutive. Finally, presentation of basic and diluted earnings per share of Series A Preferred Stock is not required by EITF 03-6 Issue 1 and thus has not been included. Additionally, the Registrant has added the requested disclosure to the unaudited pro forma financial statements within footnote (l) on page [*].

October 23, 2009

Footnote (b)

11.	Your disclosure characterizes the consolidation of Blackhawk under FIN 46(R) in May 2008 as an acquisition. Please revise your footnote, to clarify that Blackhawk was not acquired, but rather, is consolidated as a variable interest entity.

Response: The Registrant has revised footnote (b) to its pro forma financial statements in response to the Staff’s comment.

Footnote (g)

12.	It appears that your footnote disclosure does not explain all of the items to which this note reference corresponds to on your pro forma balance sheet. Please advise or revise as appropriate.

Response: The Registrant has revised its pro forma balance sheet in response to the Staff’s comment.

Footnote (h)

13.	We appreciate your response to prior comment 19; however, please revise your footnote to also provide:

•	A separate purchase price allocation for each entity to be acquired with the acquired assets and liabilities shown at fair value;

•

A discussion of whether you believe the fair value of the acquired assets and liabilities is subject to change given the preliminary nature of the allocation; and if so, identifying those items that may change and whether you anticipate the allocation to any identifiable intangible assets;

•

The number of preferred and common shares to be issued to each entity as consideration in the acquisition and a comprehensively detailed discussion of the methodologies employed and the related underlying assumptions for determining the fair values of such equity instruments;

•	A comprehensively detailed discussion of the methodologies employed and the related underlying assumptions of how you determined the aggregate valuation of the combined company; and

•

A discussion of the phrase “value from center” and its potential impact on your pro forma financial statements, including clarification that any changes in the value of the equity consideration would only impact the purchase price allocation of Blackhawk, CIE and WIE since REG, as accounting acquirer, will be reflected at historical cost.

October 23, 2009

Response: The Registrant has revised footnote (h) to its pro forma financial statements in response to the Staff’s comment.

14.	Please revise to clarify how the total equity value in your sensitivity table, at $5.25 per common share, reconciles to the equity on your pro forma balance sheet. We assume this may relate to the fact that the consolidation transaction with REG will be reflected at historical cost.

Response: The Registrant has revised footnote (h) to its pro forma financial statements in response to the Staff’s comment.

Footnote (k)

15.	We appreciate your response to prior comment 21; however, it appears that your references to REG in regard to the assumptions used to determine the fair value of the derivative instrument embedded in Newco’s preferred stock should refer to Newco. Please advise or revise.

Response: The Registrant has revised footnote (k) to its pro forma financial statements in response to the Staff’s comment.

Footnote (n)

16.	In the last sentence of your footnote, you state that “the redemption amount would increase to $198,007 and $207,436 if the fair value of the Series A Preferred Stock were to increase 5% or 10%, respectively.” It appears to us that if the $11.00 per share fair value of the preferred stock increases by 10%, then the resulting amount would still be less than the $13.75 redemption price per share or $194,613 aggregate redemption value. Please advise or revise.

Response: The Registrant notes it has revised footnote (n) to its pro forma financial statements to clarify the sensitivity calculation.

The Consolidation Transactions, page 45

Reasons for the Consolidation, page 52

CIE’s Reasons for the Consolidation and Recommendation of CIE’s Board of Directors, page 57

17.

We note on pages 63 and 64 the statement that the Greene Holcomb & Fisher opinion “does not address in any way the form of Amended and Restated Agreement and Plan of Merger entered into among Blackhawk, REG, and Newco on August 7, 2009 or the form of amended and restated Other Analyzed Transaction Agreements (as defined below) entered into on August 7, 2009, and accordingly, unless specific reference is made the Blackhawk Merger Agreement in its amended and restated

October 23, 2009

form, any reference in this section to the Blackhawk Merger Agreement or the Other Analyzed Transaction Agreements is a reference to the draft forms of such agreements last reviewed by Greene Holcomb & Fisher prior to delivery of its opinion on May 8, 2009.” Please disclose what consideration the board gave to the fact that the Greene Holcomb & Fisher opinion did not address the amended transaction documents or events occurring after May 8, 2009.

Response: The Registrant has been informed by Blackhawk of the following:

First, there were no differences between the draft of the Blackhawk Merger Agreement considered by Greene Holcomb & Fisher prior to the delivery of its opinion on May 8, 2009 and the form of the Blackhawk Merger Agreement as executed on May 11, 2009 that affected the financial assumptions underlying the Greene Holcomb & Fisher opinion. The changes that occurred prior to execution of the agreement were either negotiated modifications of a non-financial nature or were not substantive.

Second, in connection with its consideration of the Amended and Restated Merger Agreement between Blackhawk and REG, REG Newco and the Newco subsidiary, the board of managers of Blackhawk specifically considered whether the changes in the agreement from the form in which it was originally executed on May 11, 2009 were of such significance that it would be advisable to obtain an updated or supplemented opinion from Greene Holcomb & Fisher. The changes in the agreement from the form as signed on May 11, 2009 to the form of the amended and restated agreement as signed on August 7, 2009 were the following:

•	Provision that Blackhawk units held by REG prior to the effectiveness of the merger would remain outstanding rather than be cancelled at closing.

•	Change in the scope of the tax opinion to be provided by Blackhawk counsel at closing.

•	Adjustment with respect to the impact of a material adverse effect relating to representations and warranties made by other parties to the transaction.

•	Change in the form of REG Newco preferred stock provisions relating to the consent required to waive dividends.

•	Other minor language and cross-reference changes and corrections.

The board determined that the foregoing changes were not financial in nature and, consequently, would not impact the financial assumptions underlying the opinion of Greene Holcomb & Fisher as given on May 8, 2009. Accordingly, the board determined that it would not be necessary to obtain an updated or supplemental opinion from Greene Holcomb & Fisher with respect to the amended and restated agreement.

Third, events occurring after May 11, 2009 considered by the board of managers included the following:

•	Sale by REG of unproductive assets located in Stockton, California for $3,000,000 in July 2009.

October 23, 2009

•	Issuance of 20,000 shares of REG common stock to TSW, LLC in consideration of a one year extension of a $1,841,149 promissory note in July 2009.

•

Settlement of outstanding railcar lease obligations of REG with GATX involving the issuance of 250,000 shares of REG common stock, payment of $1,300,000 by REG and modification of railcar rental rates in August 2009.

•

Acquisition of the assets of a third party for a base consideration of 250,000 shares of REG common stock, up to an additional 500,000 shares of REG common stock as contingent consideration and up to $85,000 based on used cooking oil purchases, together with a used cooking oil supply agreement in September 2009. A definitive agreement with respect to this transaction has not been executed.

•

Acquisition of the biodiesel production and intellectual property assets of Nova Seneca and related financing arrangements involving the assumption of indebtedness of $36,250,000, issuance of issuance of an aggregate of 650,000 shares of REG common stock and entry into two agreements for an aggregate of $10,000,000 in financing for REG. This transaction is pending.

In the case of each of the foregoing transactions, the board of managers was requested by REG to execute a consent to the transaction because the transaction would involve a modification of representations made by REG and REG Newco in the merger agreement, both as originally executed on May 11, 2009 and in the amended and restated form executed on August 7, 2009. In connection with its consideration of these transactions and consents, the board considered whether the nature and significance of the transactions were sufficiently material in terms of the financial assumptions underlying the Greene Holcomb & Fisher opinion that it would be advisable to obtain an updated or supplemental opinion from Greene Holcomb & Fisher.

Specifically, in the case of the sale of the Stockton assets by REG, the board determined that the transaction was not material in terms of the financial assumptions underlying the Greene Holcomb & Fisher opinion.

In the case of the TSW debt extension, the board determined that the transaction and equity dilution was not material in terms of the financial assumptions underlying the Greene Holcomb & Fisher opinion.

The GATX settlement was viewed as a transaction that adjusted a pre-existing obligation of REG with minimal equity dilution and favorable cash consequences which, in the view of the board, was a positive development for REG that would not require an updated or supplemental opinion from Greene Holcomb & Fisher.

October 23, 2009

The board concluded that the asset transaction with the third party was not material in terms of the financial assumptions underlying the Greene Holcomb & Fisher opinion and, specifically, that the transaction was essentially a feedstock supply agreement and that the equity dilution represented by the issuance of a comparatively small number of shares of common stock by REG should not be considered a negative factor from the standpoint of Blackhawk. Accordingly, the board concluded that an updated or supplemental opinion from Greene Holcomb & Fisher was not necessary.

In the case of the Nova/Seneca transaction and related financing arrangements, the board also concluded that that the transaction was not material in terms of the financial assumptions underlying the Greene Holcomb & Fisher opinion and that, notwithstanding the additional indebtedness incurred and equity dilution represented by the issuance of the shares of common stock by REG, the projected earnings accretive consequence of the transaction would support rather than derogate from the financial assumptions underlying the Greene Holcomb & Fisher opinion. Accordingly, the board concluded that the nature and projected consequences of the transaction should not require an updated or supplemental opinion from Greene Holcomb & Fisher.

Opinion of the Financial Advisor for CIE, page 71 and Opinion of the Financial Advisor for WIE, page 75,

18.	We note your response to comment 34 in our letter dated September 4, 2009. Please disclose the dollar amounts of the non-contingent retainer fees paid by CIE and WIE, respectively, to Houlihan’s Capital Markets Group. Please refer to Iteml015(b)(4) of Regulation M-A.

Response: The Registrant has revised its disclosure on pages 75 and 79.

Newco Consideration to be Issued in Connection with the Consolidation, page 79

19.	Please revise your disclosures to clarify whether the exchange ratios between Newco and the constituent entities change, should one or more of the entities not be party to the transaction. Please also clarify whether the exclusion of one or more entities to the transaction, excluding REG, will require the aggregate value of the combined company to be re-determined.

Response: The Registrant has revised its disclosure on pages 79 and 81 in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 84

20.	As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the transactions, please revise the applicable tax disclosure for each transaction to provide that the disclosure is counsel’s tax opinion.

Response: The tax disclosure has been revised in response to the Staff’s comment.

October 23, 2009

Certain Iowa Income Tax Consequences of the CIE Asset Purchase, page 89

21.	Your conclusion as to the recapture of the Iowa state tax credits is ambiguous. Please clarify whether the applicable law requires recapture. If it is unclear under the applicable law whether recapture is required, please disclose the basis for this uncertainty and modify your risk factor disclosure accordingly to highlight this tax risk to CIE members. Finally, please tell us why you believe the non-binding informal opinion of an unnamed employee at the Iowa Department of Revenue will aid CIE members in making an informed voting decision. In this regard, we note your statement that CIE members cannot rely upon such opinion.

Response: The Registrant has revised the disclosure on page 92 in response to the Staff’s comment.

REG’s Management’s Discussion and Analysis of Financial Condition, page 145

Overview, page 145

22.	We refer to your disclosure of the Seneca Asset Purchase Agreement. Please supplementally tell us:

•	If the assets and liabilities to be acquired constitute a business as defined under SFAS 141(R);

•	Whether this transaction should be reflected in your pro forma financial statements as provided by Article 11 of Regulation S-X; and

•	Whether financial statements are required under Rule 3-05 of Regulation S-X, as well as your analysis to support your determination.

Response: The assets and liabilities to be acquired pursuant to the Seneca Asset Purchase Agreement (“Seneca Assets”) do not constitute a business as defined under SFAS 141(R) because the Seneca Assets are not an integrated set of activities or assets that are capable of being conducted or managed in a manner that would provide any economic benefit or return to REG. As a result, REG intends to account for the purchase of the Seneca Assets as an asset acquisition.

REG has evaluated the criteria in Rule 11-01(d) of Regulation S-X and has determined that the Seneca Assets are not a business under that Rule because the Seneca Assets do not have, and will not have, any continuity of operations prior to and after the purchase transaction. In reaching this determination, REG has considered that the Seneca Assets have not produced any biodiesel since March 2009 and, prior to that point, had produced such limited quantities of biodiesels that the Seneca Assets would not have represented a viable

October 23, 2009

business operation. Further, the Seneca Assets are seriously flawed in design and would not be able to operate on a sustainable basis without significant investment and improvements to the plant design and construction. For example, the Seneca Assets back-end biodiesel process is carbon based instead of stainless steel based. The feedstock that this facility was intended to process actually corrodes the current facility to such a level that the facility that represents the Seneca Assets would become obsolete in a short period of time should the design flaw not be remedied before operations were to begin in full production capacities at the facility. In evidence of this point, the Seneca Asset Purchase Agreement provides that REG must obtain financing of $4 million to remediate plant design flaws and fund start up operations.

Further supporting the point that the Seneca Assets are not a business, REG notes that the Seneca Assets consist of no working capital, including cash or lines of credit, and REG anticipates an additional $6 million in working capital will be needed to begin biodiesel production with the Seneca Assets on a phased in approach pending necessary improvements.

Most of the attributes outlined in Regulation 11-01(d) of Regulation S-X will not remain with the Seneca Assets following the purchase by REG, which indicates the Seneca Assets are not a business. REG will need to put in place a market distribution system, sales force, supply agreements and customer base to make the Seneca Assets a viable business operation. Further, REG will need to employee individuals with the requisite skills and ability to operate the plant at full production. The few employees that are associated with the Seneca Assets, while valuable, do not have the ability to run the Seneca Assets to produce an economic return. Ultimately, the nature of the revenue-producing activity of the Seneca Assets will not remain generally the same as before the transaction due to REG’s necessary remediation of design flaws in the plant, the need to secure feedstocks, providing operational assistance and a market distribution system. REG has determined that since the acquisition of the Seneca Assets does not meet the definition of a business under SEC Regulations S-X Rule 11-01(d), the Registrant would not be required to be included in the pro forma financial statements.

Finally, assuming only for purposes of this discussion that the Seneca Assets represent a business, pursuant to Rule 3-05(b)(4) separate financial statements would not be required in this Registration Statement because the Seneca Assets would not meet the conditions of significance at the 50% level and the acquisition has not yet been consummated.

October 23, 2009

Consolidated Financial Statements of Renewable Energy Group, Inc. and Subsidiaries, page F-3

Note 2 - Summary of Significant Accounting Policies, pages F-9 and F-38

Preferred Stock Accretion, Rages F-12 and F-41

23.	We note your expanded disclosures in response to prior comment 47. Please clarify how the probability of the preferred stock becoming redeemable is affected by the potential of a qualified public offering.

Response: The Registrant notes it has added additional clarifying language on page F-14 and F-41.

Note 3 - Stockholders’ Equity of the Company, page F-48

24.	Please revise your footnote to disclose the per share fair value of the common stock warrants as required by paragraph A240(c)(1) of SFAS 123(R).

Response: The Registrant notes it has revised its footnote on page F-51 to disclose the per share fair value of common stock warrants for 2006 as required by paragraph A240(c)(1) of SFAS 123(R).

Note 4 - Redeemable Preferred Stock, page F-51

25.	We appreciate your response to prior comment 50; however, it appears that you may have not been completely responsive to our comment. In this regard, please revise your footnote to disclose the following information as required by Rule 5.02.27(b) and (c) of Regulation S-X:

•	the combined aggregate amount of redemption requirements for all issues, each year, for the five years following the date of the latest balance sheet; and

•	the changes in each issue for each period for which an income statement is presented.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page F-52 and F-54.

Note 5 - Blackhawk, page F-55

Note 6 - Acquisitions, page F-56

October 23, 2009

26.	We appreciate your response to prior comments 53 and 54; however, please revise your footnotes to disclose the fair values of the securities issued, per share and in the aggregate.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-56 and F-57.

Note 16 - Stock-based Compensation, page F-66

27.	For each option grant, please expand your disclosures to quantify the per share fair value of the common stock used in the computation of the fair value of the options issued.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-67.

Part II

Item 21. Exhibits and Financial Statement Schedules Exhibits, page II-1

General

28.	We note you are seeking confidential treatment for several exhibits to the registration statement. Please note that our review of the applications for confidential treatment for those exhibits must be completed before you can seek to accelerate the effective date of the registration statement.

Response: The Registrant respectfully notes the Staff’s comment.

Exhibit 8.1 - Opinion of Nyemaster, Goode, West, Hansell & O’Brien, PC

29.	As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the transactions, please have counsel state in its opinion that for each transaction the tax discussion in the prospectus is counsel’s opinion with respect to that transaction. Counsel’s current disclosure in its opinion that the tax discussion in the prospectus is “accurate in all material respects” is not sufficient.

Response: Counsel has revised its opinion in response to the Staff’s comment.

30.	We note counsel’s statement on page 2 of its opinion that “(iii) that any such statements, representations or warranties made “to the knowledge” or based on the belief or intention of Newco, REG, CIE, WIE and Blackhawk or similarly qualified are true and accurate, and will continue to be true and accurate at all times through the Effective Time, without such qualification.” Please tell us why counsel finds it necessary to add this limitation to its opinion and analyze the impact of this limitation on the ability of security holders to rely on the opinion. Once we review your response, we may have additional comments.

October 23, 2009

Response: Counsel has revised its opinion in response to the Staff’s comment.

31.	We note counsel’s statement on page 2 of its opinion that “in the event any one of the facts or statements or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.” Please have counsel revise its opinion to eliminate this statement. Security holders are entitled to rely on counsel’s opinion.

Response: Counsel has revised its opinion in response to the Staff’s comment.

32.	Please have counsel revise its opinion to expressly consent to the discussion of its opinion in the prospectus. Please refer to Rule 436(a) under the Securities Act of 1933, as amended.

Response: Counsel has revised its opinion in response to the Staff’s comment.

Western Iowa Energy, LLC

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9AT. Controls and Procedures, page 47

Management’s Report on Internal Control over Financial Reporting, page 47

33.	We appreciate your response to prior comment 61; however, we are unclear as to the timing of management’s determination that there was a material weakness and how this impacted your conclusion regarding the effectiveness of your disclosure controls and procedures and your internal controls over financial reporting as of December 31, 2008. It appears from your disclosure that the material weakness existed at December 31, 2008. Please confirm our understanding or tell us when the material weakness was determined and remediated. If our understanding is correct, then it appears to us that your disclosure controls and procedures and internal controls over financial reporting may not have been effective at December 31, 2008. Please advise.

Response: The Registrant has been advised by WIE that the financial statements prepared by WIE’s accounting firm for the fiscal year ended December 31, 2008 initially failed to account for the change in WIE’s reporting status from a small business issuer to a non-accelerated filer. Specifically, WIE initially submitted a financial report for the fiscal year ended December 31, 2008 to its auditor which only contained financial information for fiscal years 2007 and 2008, but did not include financial information for 2006. This error was discovered during WIE’s preparation of its annual report on Form 10-K for the fiscal year ended December 31, 2008, but was quickly corrected and a new financial report was submitted to WIE’s auditor within twenty-four hours. Nonetheless, because WIE’s initial financial report contained only two years rather than three years of financial information, it was determined by

October 23, 2009

WIE that it had a material weakness in its internal control over financial reporting as of December 31, 2008. Due to this material weakness in its internal control over financial reporting as of December 31, 2008, WIE should have disclosed in its Form 10-K for the fiscal year ended December 31, 2008 that its internal control over financial reporting was not effective as of December 31, 2008. Because the material weakness, however, was only related to internal control over financial reporting, WIE’s disclosure controls and procedures were effective as disclosed in its Form 10-K for the fiscal year ended December 31, 2008. WIE is currently preparing an amendment to its Form 10-K for the fiscal year ended December 31, 2008 to disclose that its internal control over financial reporting was not effective as of December 31, 2008. This amendment will also include the full definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e), per the Staff’s request in comment number 60 in its letter to the Registrant dated September 4, 2009.

* * *

The Registrant acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7480.

Very truly yours,

/s/ Blair W. White
Blair W. White

cc:	Jeffery Stroburg
Daniel J. Oh
Chad Stone